SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date: June 28, 2016	/s/ Migdalia Bonilla
Migdalia Bonilla
General Manager

Date: June 28, 2016	/s/ Nilka Rivera
Nilka Rivera
Controller

Date: June 28, 2016	/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

Appendix 1

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014,

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

One Microsoft Puerto Rico Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of One Microsoft Puerto Rico Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets held at end of year as of December 31, 2015, and (2) delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 28, 2016

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2015	2014

INVESTMENTS — At fair value	$14,153,711	$12,495,092

RECEIVABLES:
Notes receivable from participants	591,810	452,683
Participant contributions	60,311	31,370
Employer contributions	21,542	12,012
Interest and other	1,011	2

Total receivables	674,674	496,067

NET ASSETS AVAILABLE FOR BENEFITS	$14,828,385	$12,991,159

See notes to financial statements.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2015	2014

ADDITIONS:
Contributions:
Participant contributions	$1,361,783	$1,279,905
Employer matching contributions	509,151	468,649
Rollover contributions	99,589	136,530

Total contributions	1,970,523	1,885,084

Net investment income:
Net increase (decrease) in fair value of investments	(200,854)	392,209
Interest and dividends	607,872	545,988

Total net investment income	407,018	938,197

Interest income on note receivable from participants	17,150	17,513

Total additions	2,394,691	2,840,794

DEDUCTIONS:
Benefits paid to participants	554,176	1,490,519
Administrative expenses	3,000	3,374

Total deductions	557,176	1,493,893

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,837,515	1,346,901

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,991,159	11,644,258

End of year	$14,828,674	$12,991,159

See notes to financial statements.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following description of the One Microsoft Puerto Rico Retirement Plan (the “Plan”) is provided for general information purposes only. Plan participants should refer to the Plan Adoption Agreement (“Plan Document”) for a more complete description of the Plan’s information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc., and Microsoft Retail Store-Puerto Rico, LLC (collectively, the “Sponsors”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan immediately on the hire date since there is no service requirement to become a Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico — Trust Division.

Contributions — Contributions to the Plan include salary reduction contributions authorized by participants, employer matching contributions made by the Sponsors, and participant rollovers from another plan. Participants may elect to contribute a percentage of their compensation, excluding bonuses and other allowances, to the Plan each year, subject to the limitations, as defined in the Plan Document, and up to the maximum deferral amount specified by local law. Such contributions are excluded from the participant’s taxable income for income tax purposes until received as a withdrawal or distribution from the Plan. The Sponsors makes an employer matching contribution to each participant’s account equal to 50% of the amount of the participant’s salary reduction contribution. The maximum contribution amount eligible to be matched is 6% of eligible compensation as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Contributions are subject to certain Puerto Rico Internal Revenue Code (“PRIRC”) limitations.

Beginning July 2016, the investment of new contributions or reallocation of existing account holdings into Microsoft Corporation Common Stock within the Plan will be discontinued. Participants with existing Microsoft Corporation Common Stock as part of their account can retain those holdings, and dividends can continue to be reinvested.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the employer matching contributions, and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Employer Matching Contributions — Participants become fully vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsors.

Investments — Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan. The Plan currently offers multiple investment options for participants from several registered investment companies as well as Microsoft Corporation Common Stock.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum equal to the lesser of (a) 50% of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans with a minimum loan amount of $500.

Loan terms range from 1 to 5 years for general loans or up to 15 years for primary residence loans. Participants may not have more than two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent over the prime rate, determined on a monthly basis. Principal and interest are paid ratably through payroll deductions, made each pay period for the scheduled amount. If a participant terminates employment with the Sponsors, the loan balance is settled at the time of the distribution of the participant’s vested interest in his or her account. However, the participant may pay off the outstanding loan balance prior to the distribution. As of December 31, 2015, outstanding participant loans have maturities with various dates through 2028, bearing interest at 4.25%.

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments over a period not to exceed 10 years. On termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan Document permits the use of forfeitures to reduce future employer matching contributions. There were no forfeited nonvested accounts as of December 31, 2015 or 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results and outcomes could differ from management’s estimate and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Included in investments as of December 31, 2015 and 2014, are shares of Microsoft Corporation Common Stock valued at $2,300,730 and $1,966,838, respectively. This investment represents 16 percent of total investments as of December 31, 2015 and 2014. A significant decline in the market value of Microsoft Corporation Common Stock would significantly affect net assets available for benefits.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest earned on notes receivable from participants amounted to $17,150 and $17,513 for the years ended December 31, 2015 and 2014, respectively, and is included as additions in the accompanying statements of changes in net assets available for benefits.

Administrative Expenses — The Plan’s administrative expenses are paid by the Sponsors as provided in the Plan Document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who elected to withdraw from the Plan that had not yet been paid as of December 31, 2015. Amounts allocated to accounts of participants who elected to withdraw from the Plan but had not yet been paid as of December 31, 2014, amounted to $17,444.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by PRIRC. There were no such payables as of December 31, 2015 and 2014.

Recently Adopted Accounting Guidance — Accounting standards adopted in 2015 are described below.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: (Topic 960, Topic 962, and Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Under this ASU, investments need to be disaggregated only by general type within the statement of net assets available for benefits or within the notes. Additionally, investments representing 5 percent or more of net assets available for benefits no longer need to be listed individually, and presentation of net appreciation or depreciation of investments is required only in the aggregate. Employee benefit plans are also no longer required to disclose the investment strategies of plan investments that are both measured at fair value using the net asset value (“NAV”) practical expedient permitted by Accounting Standards Codification (“ASC”) 820-10 and in a fund entity that directly files Form 5500 with the U.S. Department of Labor. The ASU is effective for the Plan beginning January 1, 2016, with early adoption permitted.

Plan management has elected to early adopt this ASU in the current year and has implemented the guidance within these financial statements, including retrospective application to all prior periods presented. The primary impact of adoption resulted in application of the simplified disclosure guidance in Note 3 – Fair Value Measurements, and the removal of a separate note disclosing the balances of investments and net appreciation in the fair value of investments. There was no impact to total investments disclosed in the Plan’s financial statements or the notes.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). Under this ASU, investments for which the practical expedient is used to measure fair value at NAV must be removed from the fair value hierarchy. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the statement of net assets available for benefits. Further, the ASU requires entities to provide certain disclosures only for investments for which they elect to use the NAV practical expedient to determine fair value. The ASU is effective for the Plan beginning January 1, 2016, with early adoption permitted.

Plan management has elected to early adopt this ASU in the current year and has implemented the guidance within these financial statements, including retrospective application to all prior periods presented. The primary impact of adoption resulted in application of new disclosure guidance in Note 3 – Fair Value Measurements, which includes separate presentation of the investments valued using the NAV practical expedient. There was no impact to total investments disclosed in the Plan’s financial statements or the footnotes.

3.	FAIR VALUE MEASUREMENTS

FASB ASC No. 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices for identical assets from active markets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodology used as of December 31, 2015 and 2014.

Microsoft Corporation Common Stock — Microsoft Corporation Common Stock is valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Accordingly, Microsoft Corporation Common Stock is classified as Level 1.

Mutual Funds — Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Accordingly, the mutual funds are classified as Level 1.

Time Deposits — Time deposits generally expose the Plan to limited credit risk and have short-term maturities and carry interest rates that approximate fair value. Accordingly, time deposits are classified as Level 1.

Cash Equivalents — Cash equivalents are held primarily in a short-term money market funds that are registered with the Securities and Exchange Commission. These funds primarily invest in short-term U.S. Treasury Obligations and time deposits. Our money market funds are valued using the NAV provided by the trustee in order to estimate fair value. The money market fund prices its units at NAV on a daily basis and the NAV is maintained at $1 a unit. The interests in the money market fund are currently redeemable at NAV on a daily basis.

As of December 31, 2015 and 2014, the Plan did not hold any financial instruments classified as Level 2 or Level 3.

The following tables present the fair value of the Plan’s investments that are measured at fair value on a recurring basis as of December 31, 2015 and 2014:

December 31, 2015	Level 1	Total

Microsoft Corporation Common Stock	$2,300,731	$2,300,731
Mutual funds	10,683,776	10,683,776
Time deposits	235,947	235,947

	$13,220,454	13,220,454

Cash equivalents measured at NAV		933,257

Total Investments		$14,153,711

December 31, 2014	Level 1	Total

Microsoft Corporation Common Stock	$1,966,838	$1,966,838
Mutual funds	9,508,980	9,508,980
Time deposits	93,151	93,151

	$11,568,969	11,568,969

Cash equivalents measured at NAV		926,123

Total Investments		$12,495,092

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. No significant transfers occurred between levels for the years ended December 31, 2015 and 2014.

4.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsors on behalf of the Plan. During the years ended December 31, 2015 and 2014, these expenses amounted to $52,028 and $48,185, respectively.

5.	CONTRIBUTIONS TO PARTICIPANTS

During the year ended December 31, 2015, an operational failure limited the ability of the Plan to withhold the full amount of elective deferrals (pre-tax contributions) from some Plan participants in one or more payroll cycles. As the Plan is a Puerto Rico qualified-only profit sharing plan with a cash-or-deferred arrangement, it is subject to the requirements of the PRIRC and the requirements of ERISA. Therefore, the correction for the operational failure that occurred during the year needs to comply with both the PRIRC and ERISA. Missed elective deferrals and corresponding employer matching contributions as of December 31, 2015 amounted to $36,078 and $4,668, respectively.

In order to meet with the applicable rules, it is required that the employer make a qualified nonelective contribution (“QNEC”) equal to 50% of the employee’s missed deferral plus applicable employer matching contributions that may not have been made, adjusted for earnings. However, a QNEC may not be made until after corrections for other failures, such as an annual discrimination testing failure, have been made. The QNEC is added to the total amount of elective deferrals made by the employee during the year and may not exceed $15,000, the PRIRC’s limit for elective deferrals, nor may the participant’s total deferral rate exceed the maximum permitted deferral rate for the participant’s group. Some participants may have adjusted their elective deferral percentage to compensate for the operational failure.

In May 2016, the Plan made the applicable QNEC and employer matching contribution amounting to $5,794, and $5,526, respectively. The employer matching contribution included approximately $858 in earnings that were allocated to participant accounts.

Given the nature of the operational failure there are no ERISA and PRIRC non-compliance implications.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Microsoft Corporation is the parent company of the Sponsors. Accordingly, transactions in Microsoft Corporation Common Stock qualify as exempt party-in-interest transactions. As of December 31, 2015 and 2014, the Plan held 40,524 and 42,343 shares, respectively, of Microsoft Corporation Common Stock with a cost basis of $1,516,694 and $1,247,424, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded Microsoft Corporation Common Stock dividend income of $53,264 and $50,164, respectively.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts and all accounts would be distributed in the form and manner determined by the Plan Document.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under PRIRC. The Puerto Rico Treasury Department has determined and informed the Plan’s management by a letter dated June 2, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the PRIRC. The Sponsors and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Plan remitted various participant contributions totaling $527,219 to the trustee later than required by Department of Labor Regulation 2510.3-102 during the year ended December 31, 2015. In addition, late contributions of $337,531 and $142,594 corresponding to the years ended December 31, 2014 and 2013, respectively, remained uncorrected as of December 31, 2015. Participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

10.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 28, 2016, the date the financial statements were issued.

Late contributions of $931,163 from previous years, as described in Note 9, were corrected in May 2016. This correction resulted in earnings of $1,276 that were credited to participant accounts in May 2016. These earnings consist of interest income that would have been earned on participant contributions had they been remitted on a timely basis.

* * * * * *

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037

Plan No: 001

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

T Rowe Price Retirement 2030 Fund- Advisor Class	Registered Investment Company	**	$2,548,991

* Microsoft Corporation	Common stock	**	2,300,731

T Rowe Price Retirement 2040 Fund- Advisor Class	Registered Investment Company	**	1,578,746

T Rowe Price Growth Stock - Advisor Class	Registered Investment Company	**	1,348,781

Vanguard Windsor II Investor Shares	Registered Investment Company	**	1,120,190

BlackRock Total Return Fund	Registered Investment Company	**	1,111,616

T Rowe Price Retirement 2020 Fund- Advisor Class	Registered Investment Company	**	1,093,325

Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	**	933,257

JP Morgan U.S. Small Company Fund	Registered Investment Company	**	464,622

T Rowe Price Retirement 2050 Fund- Advisor Class	Registered Investment Company	**	377,535

T Rowe Price Retirement 2010 Fund- Advisor Class	Registered Investment Company	**	361,886

Mutual Global Discovery Fund - Class A	Registered Investment Company	**	314,427

Fidelity Advisor Equity Growth I Fund	Registered Investment Company	**	248,058

MFS Research International Fund - Class A	Registered Investment Company	**	115,599

* Banco Popular de Puerto Rico	Time deposits and bank deposits, bearing interest of .31% at December 31, 2015	**	235,947

* Various participants	Participant loans (maturing 2016-2028 at an interest rate of 4.25%)	**	591,810

Total			$14,745,521

     *   Party-in-interest.

    **  Cost information is not required for participant-directed investments and therefore is not included.

    See accompanying Report of Independent Registered Public Accounting Firm

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No. 98-0459037

Plan No: 001

SUPPLEMENTAL SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant contributions transferred late to the Plan	$1,007,344	$-	$-	$-

See accompanying Report of Independent Registered Public Accounting Firm